July 2, 2020

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Iterum Therapeutics plc
Amendment No. 2 to Registration Statement on Form S-1
Filed April 30, 2020
File No. 333-237326

Ladies and Gentlemen:

On behalf of Iterum Therapeutics plc (the “Company”), this letter is submitted as requested by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during our June 26, 2020 telephone conversation relating to the above referenced Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”). The response contained herein is based on information provided to us by representatives of the Company. Capitalized terms used herein but not defined have the meanings ascribed to them in Amendment No. 2 to the Registration Statement.

The Staff requested that the Company provide certain information with respect to the intra-group loan between the Company and Iterum Therapeutics Bermuda Limited (“Iterum Bermuda”) relating to the proceeds from the Royalty-Linked Notes (the “RLN Intra-group Loan”) described in the Registration Statement.

As set forth in the Registration Statement, Iterum Bermuda is a finance subsidiary of the Company with no assets, operations, revenues or cash flows other than those related to (1) the issuance, administration and repayment of the Royalty-Linked Notes and the Exchangeable Notes issued in the Private Placement and to be offered in the proposed Rights Offering contemplated by the Registration Statement, and (2) payments in respect of intra-group loans made and expected to be made by Iterum Bermuda to the Company with the net proceeds from the Private Placement and, if any, from the offering of the Royalty-Linked Notes and the Exchangeable Notes in the Rights Offering, including the RLN Intra-group Loan.

Securities and Exchange Commission

Division of Corporation Finance

July 2, 2020

The payment obligations of the Company to Iterum Bermuda under the terms of the RLN Intra-group Loan mirror and replicate the payment obligations of Iterum Bermuda to the holders of Royalty-Linked Notes pursuant to the Royalty-Linked Notes Indenture such that Iterum Bermuda will have a right to payment from the Company at the same time that Iterum Bermuda is required to make payments to the holders of the Royalty-Linked Notes. As such, the RLN Intra-group Loan structure simply creates a mechanism for funds to flow from the Company to Iterum Bermuda and ultimately to the holders of Royalty-Linked Notes with matching payment terms as between the RLN Intra-group Loan and the Royalty-Linked Notes Indenture. Therefore, when a payment is required by Iterum Bermuda under the terms of the Royalty-Linked Notes, an identical amount will automatically become due and owing by the Company to Iterum Bermuda under the RLN Intra-group Loan.

Specifically, the RLN Intra-group Loan provides that the Company shall pay Iterum Bermuda such amounts as equal the equivalent of the aggregate amounts payable by Iterum Bermuda to the holders of Royalty-Linked Notes pursuant to the Royalty-Linked Notes Indenture. In addition, the RLN Intra-group Loan provides that the payment of principal and interest under the RLN Intra-group Loan is subject to the conditions of the Royalty-Linked Notes Indenture as if the note evidencing the RLN Intra-group Loan was issued under and governed by the Royalty-Linked Notes Indenture. The principal payments, interest payments, payment rates, payment measuring period, maximum return amount and other payment provisions and related definitions match in the Royalty-Linked Notes and the RLN Intra-group Loan, including with respect to payment default and special event of default interest rates. The RLN Intra-group Loan also contains optional redemption terms mirroring the optional redemption provisions of the Royalty-Linked Notes Indenture. The end date of the RLN Intra-group Loan also matches the end date of the Royalty-Linked Notes.

In addition, the RLN Intra-group Loan does not restrict or limit either the obligation of Iterum Bermuda to make payments on the Royalty-Linked Notes or the obligation of the Company to make payments to Iterum Bermuda. For instance, the RLN Intra-group Loan is a direct liability of the Company. Payments on the RLN Intra-group Loan will be supported by the Company’s general account as there is no segregated account or pool of potential revenues from which payments are to be drawn and the money to fund any payments due on the RLN Intra-group Loan will come from cash on hand. In addition, recourse with respect to payment on the Royalty-Linked Notes is not limited to payments made or owed under the RLN Intra-group Loan, and cash used to satisfy payment obligations under the Royalty-Linked Notes can come from any source. Further, as disclosed in the Registration Statement, the Royalty-Linked Notes are also supported by guarantees from the Guarantors (each of the Company and the Company’s other subsidiaries), apart from the RLN Intra-group Loan. These guarantees, which are not collateralized or otherwise backed by any specific assets, create direct obligations of the Guarantors, including the Company, in support of the Royalty-Linked Notes, such that the recourse for the Royalty-Linked Notes is not limited to the RLN Intra-group Loan payments.

Securities and Exchange Commission

Division of Corporation Finance

July 2, 2020

We have reviewed the disclosure in the Registration Statement with respect to the RLN Intra-group Loan and are satisfied that there are no substantive revisions to such disclosure required and that the descriptions of the RLN Intra-group Loan are consistent with the Company’s intra-group arrangements.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or e-mail at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson

cc:	Corey Fishman, Iterum Therapeutics plc